CUSIP NO. 184499101
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clean Energy Fuels Corp.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

184499101
(CUSIP Number)

Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer
and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

(Name, address and telephone number of person authorized to receive notices and communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person	Chesapeake Energy Corporation 73-1395733
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [x]
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Oklahoma
Number of Shares (5) Sole Voting Power		7,329,112
Beneficially Owned (6) Shared Voting Power		-
By Each Reporting (7) Sole Dispositive Power		7,329,112
Person With: (8) Shared Dispositive Power		-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	7,329,112
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]
(11)	Percent of Class Represented by Amount in Row (9)	7.81%*
(12)	Type of Reporting Person (See Instructions)	HC; CO

* Based upon 93,879,265 shares of Common Stock outstanding and deemed to be outstanding, which is the sum of (i) 87,550,153 shares of Common Stock issued and outstanding as of October 29, 2012, as reported by Clean Energy Fuels Corp. in its most recent Quarterly Report on Form 10-Q filed November 9, 2012; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of $100,000,000 aggregate principal amount of two 7.50% convertible promissory notes having a principal amount of $50,000,000 that were issued to Chesapeake NG Ventures Corporation, an Oklahoma Corporation and a wholly owned subsidiary of Chesapeake Energy Corporation.

CUSIP NO. 184499101

Item 1.

(a)	Name of Issuer

The name of the issuer is Clean Energy Fuels Corp., a Delaware corporation (“CLNE”).

(b)	Address of Issuer's Principal Executive Offices

CLNE’s principal executive offices are located at 3020 Old Ranch Parkway, Suite 400, Seal Beach CA 90740

Item 2.

(a) Name of Person Filing

This Schedule 13G is filed by Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”).

(b) Address of Principal Business Office or, if None, Residence

Chesapeake’s principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

(c)	Citizenship

Chesapeake is a corporation organized under the laws of the state of Oklahoma.

(d) Title of Class of Securities

This Schedule 13G relates to the common stock (the “Common Stock”) of Clean Energy Fuels Corp.

(e) CUSIP Number

The CUSIP number for the Common Stock is 184499101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

Chesapeake is deemed to beneficially own an aggregate of 7,329,112 shares of Common Stock, consisting of (i) 1,000,000 shares of Common Stock; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of $100,000,000 aggregate principal amount of two 7.50% convertible promissory notes having a principal amount of $50,000,000 (the “Convertible Notes”) that were issued to Chesapeake NG Ventures Corporation, an Oklahoma Corporation and a wholly owned subsidiary of Chesapeake Energy Corporation.

CUSIP NO. 184499101

(b)	Percent of class:

Chesapeake is deemed to beneficially own an aggregate of 7.81% of CLNE’s outstanding Common Stock calculated based on the following: (i) 1,000,000 shares of Common Stock, representing 1.07% of CLNE’s outstanding Common Stock; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of the Convertible Notes, representing 6.74% of CLNE’s outstanding Common Stock.

All percentage calculations in this Schedule 13G are based upon 93,879,265 shares of Common Stock outstanding and deemed to be outstanding, which is the sum of (i) 87,550,153 shares of Common Stock issued and outstanding as of October 29, 2012, as reported by CLNE in its most recent Quarterly Report on Form 10-Q filed November 9, 2012; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of the Convertible Notes.

(c)	Number of shares as to which person has:

(i) Sole power to vote or direct the vote:

Chesapeake is deemed to beneficially own an aggregate of 7,329,112 shares of Common Stock, consisting of (i) 1,000,000 shares of Common Stock; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of $100,000,000 aggregate principal amount of the Convertible Notes.

(ii) Shared power to vote or direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:

Chesapeake is deemed to beneficially own an aggregate of 7,329,112 shares of Common Stock, consisting of (i) 1,000,000 shares of Common Stock; and (ii) 6,329,112 shares of Common Stock that may be issued upon conversion of $100,000,000 aggregate principal amount of the Convertible Notes.

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP NO. 184499101

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Chesapeake NG Ventures Corporation (CO)

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

CUSIP NO. 184499101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:                      February 14, 2013

CHESAPEAKE ENERGY CORPORATION
By:	/s/ Jennifer M. Grigsby
Jennifer M. Grigsby Senior Vice President, Treasurer & Corporate Secretary